Exhibit 99.1

FORWARD-LOOKING STATEMENTS DISCLOSURE

     Certain statements contained in the Management’s Discussion and Analysis of Results of Operations and Financial Condition, information included or incorporated by reference in our future filings with the SEC, and information contained in written material, releases and oral statements issued by us, or on our behalf, are forward-looking statements including, without limitation, statements with respect to growth plans, projected sales, revenues, earnings and costs, product development schedules and plans, future cash requirements and sources and sufficiency of capital resources. Generally, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions identify forward-looking statements. The Company’s actual results may differ materially from those contained in the forward looking statements identified above. Factors which may cause such a difference to occur, include, but are not limited to, those factors set forth below.

     The economic environment in general and the manufacturing sector in particular are weak, which has and may continue to adversely affect our business. Our manufacturing customers produce capital goods, the demand for which is highly dependent on both disposable income and the attitude of companies and individuals regarding their economic prospects. Many of these goods are discretionary leisure expenditures, such as motorcycles, RVs or snowmobiles. Continued softness in our customers’ markets results in fewer new projects for us.

     Our historical losses have resulted in our weak balance sheet. Since our organization in 1981, we have experienced net losses in each fiscal year other than fiscal 2002 and fiscal 2004, resulting in an accumulated deficit of $100.2 million at July 31, 2004 and a negative shareholders equity of $6.6 million. We may not be able to maintain profitability or increase profitability in the future. As a result of our historical loses, our financial position has been weakened, and our ability to finance our growth is constrained.

     The costs of compliance with recent developments in corporate governance regulation may affect our business, operating results and financial condition in ways that presently cannot be predicted. Beginning with the enactment of the Sarbanes-Oxley Act of 2002, a significant number of new corporate governance requirements have been adopted or proposed through legislation and regulation by the Securities and Exchange Commission. We may not be successful in complying with these requirements at all times in the future. Additionally, these requirements have increased our cost of doing business, particularly our fees for internal and external audit services and legal services. We expect these developments to continue to increase our legal compliance and accounting costs. These developments have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage in the future. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers.

     We may have problems raising money in the future. Historically, we have funded our substantial network development costs, acquisitions and negative cash flow from operations principally from the sale of securities. In the past, as a source of working capital, we have also relied upon a $3.0 million receivables sale agreement, which expired in November 2003 and was not renewed. We now have a smaller $500,000 line of credit. In recent years we have generated positive cash flow from operations, but we may need to raise additional financing in the future in order to continue to make acquisitions or to increase our investments in areas such as marketing and new product development. In this event, we may need to obtain additional financing and issue securities to outside sources with greater rights than those currently possessed by holders of our common stock. Any additional financing may not be available to us, and if it is, may be dilutive to existing shareholders or may be on terms that are not favorable to us.

     We are subject to intense competition. The market for e-catalog and e-commerce products and services is highly competitive. Several companies offer electronic commerce services or software products that are similar to those offered by us. Because the market for Internet products and services lack significant barriers to entry, new competitors could enter our market relatively easily. Our competitive environment is characterized by rapid technological changes, dynamic customer demands and frequent product enhancements and product introductions. The pace of technological changes, such as developments in Internet commerce, is so great that new competitors may emerge quickly based on new technologies.

     Our competitors have greater resources than we do. The market for e-catalogue and e-commerce products is highly competitive, and we must compete with companies that possess greater financial, technical and marketing resources than we do. These advantages may enable them to respond more quickly to new or emerging technologies and changes in customer preferences. These advantages may also allow them to engage in more extensive product development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees and strategic partners. In addition, competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete successfully, and competitive pressures may adversely affect our business, results of operations and financial condition.

     Our success depends on new product development and responding to technological change. The market for our products and services is characterized by technological advances, changes in customer requirements and frequent new product introductions and enhancements. Our growth and future financial performance will depend in part upon our ability to enhance existing products and services and develop and introduce new products and services that meet technological advances, respond to evolving customer requirements, respond to competitive products or announcements and achieve market acceptance. There can be no assurance that we will be successful in developing and marketing products or services on a timely basis, or that our products and services will adequately address the changing needs of the marketplace and achieve market acceptance, particularly given our financial limitations and previous workforce reductions. The e-commerce industry in general is also characterized by evolving standards and technology. The widespread adoption of new standards or technologies could require substantial expenditures to modify or adapt our products and services and which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our new software enhancements may contain design flaws or other defects that limit their marketability. Our ability to anticipate or guide these standards in our targeted sectors and to fund advances in computer and telecommunications technology and software will be a significant factor in our ability to grow and remain competitive. Furthermore, a reduction in our full time equivalent employees may hurt our ability to compete in the quickly-changing e-commerce industry.

     Technological developments by others may render some or all of our products and services uncompetitive or obsolete. There can also be no assurance that research and development and discoveries by others will not render some or all of our products or potential product offerings uncompetitive or obsolete. We compete with a number of entities that are currently developing and producing software products that compete with our current and proposed products. Many of these competitors have substantially greater capital resources, research and development capabilities, and production and marketing resources, capabilities and experience than we have available to us. These competitors may succeed in developing products that are more effective or less costly than any products that we may develop, or that gain market acceptance prior to any of our products, making market penetration more difficult for us. Moreover, companies within our target markets may develop and implement private computer-to-computer networks, thereby reducing demand for our network services.

     Our services are subject to system failure and security risks. Our operations are dependent upon our ability to protect our network infrastructure against damage from natural disasters, such as fire, earthquakes and floods, as well as power loss, telecommunications failures and similar events. Notwithstanding precautionary measures that we have taken, the occurrence of a natural disaster or other unanticipated system or power failure could cause interruptions in the services we provide. In addition, failure of our telecommunications providers to provide the data communications capacity we require as a result of natural disasters, bankruptcy, operational disruptions or for any other reason could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

     Despite the implementation of security measures, the core of our network infrastructure is vulnerable to unauthorized access, computer viruses, equipment failure and other disruptive problems, including the following:

•	We and our users may experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others.

•	Unauthorized access may jeopardize the security of confidential information stored in our computer systems and our customers’ computer systems, which may result in liability to our customers and also may deter potential customers.

•	We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information.

•	There may be a systemic failure of Internet communications, leading to claims associated with the general unavailability of our product.

•	Eliminating computer viruses and alleviating other security or technical problems may require interruptions, delays or cessation of service to our customers.

The occurrence of any unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

     Our operating results fluctuate from quarter to quarter. We expect that a significant portion of our revenue in the future will be derived from non-recurring fee income, which consists primarily of revenues from professional services such as software customization and training, software sales and one-time network installation fees. The timing of receipt of this revenue is dependent upon several factors that we cannot predict. These factors include:

•	The time required to close large license fee and development agreements. These agreements can be delayed due to customer requirements and decision-making processes.

•	The seasonality of certain sectors of the equipment industry in which we operate.

•	Delays in the introduction of new products or services and their acceptance by customers.

•	Delays in delivering customized software to our customers.

     Recurring revenues are also difficult to estimate. Recurring revenues from maintenance and subscription fees may be estimated based on the number of subscribers to our services, but will be affected by the renewal rate which cannot be determined in advance. Renewal revenues can vary based on:

•	closures or acquisitions of our dealer customers,

•	competitive technologies or procedures,

•	specific economic conditions in e-commerce and in our target markets,

•	general economic conditions, and

•	delays in delivering customized software to our customers.

     The emerging nature of commercial use of the Internet makes predictions concerning our future revenues difficult. We believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some future quarters our operating results will be below the expectations of securities analysts and investors, although we do not have any analysts following our stock at this time. In such circumstances, the price of our stock may decline.

     We face risks in pursuing our growth. Our ability to pursue and sustain significant revenue growth is affected by many factors including the following:

•	our access to financing to fund the growth;

•	the growth rate of our selected markets;

•	the positioning of our products and services in our selected markets;

•	variations in demand for and cost of customer services and technical support;

•	customer adoption of Internet applications and their willingness to upgrade from client-server versions of software;

•	our ability to release new software applications and upgrades on a timely basis;

•	our ability to establish and maintain strategic alliances;

•	our ability to continue to make and successfully integrate acquisitions; and

•	our ability to attract and retain a high-performance sales team.

     Our pricing models may be negatively impacted by increased competition. The market in which we operate has been, and we believe will continue to be, affected by competitors that sell products and services at very low prices in order to increase their market share. We may have to lower our prices to levels which would negatively affect our net income in order to compete with these competitors and maintain our customer base. Alternatively, we may have to exit certain market segments and/or product lines if we are unable to provide products and services at competitive prices.

     We depend on Mr. Dearing and the loss of his services would harm our business. Mr. Dearing is our Chairman of the Board and Chief Executive Officer. Mr. Dearing is also responsible for development of our business model. If we lose the services of Mr. Dearing, our business would be harmed substantially.

     We may experience difficulties in pursuing acquisitions. We desire long-term to continue to expand through the acquisitions of businesses, technologies, products and services from third parties. There can be no assurance that we will successfully locate and complete such acquisitions in a timely manner or at all. In addition, acquisitions involve a number of special problems, including:

•	difficulty in integrating acquired technologies, operations and personnel with our existing business;

•	diversion of management attention in connection with negotiating the acquisitions and integrating the assets;

•	strain on managerial, internal control, and operational resources as we oversee larger and/or more geographically dispersed operations;

•	exposure to unforeseen liabilities of acquired companies;

•	the need to incur or assume additional debt;

•	the assumption of contracts which may be unfavorable to us under which we are obligated to perform.

     We may not be able to successfully address these problems. Moreover, our long-term future operating results will depend to a significant degree on our ability to successfully manage internal growth and integrate new acquisitions.

     We have modified our business model to focus more on dealers and meeting more of their needs. Implementation of this new business model may be difficult. Implementation may take time.

     We face risks with our international strategy. Our business strategy includes increasing our presence in the non-U.S. equipment markets. This strategy presents a number of special risks including:

•	managing more geographically diverse operations;

•	dealing with currency fluctuations;

•	the increased costs of operation;

•	only having a small number of employees in these markets;

•	our dependence on value-added resellers and contractors to sell and service our products;

•	a much smaller and more concentrated current customer base; and

•	the assumption that U.S. international policy will remain favorable towards the countries in which we sell our products and services.

     Our costs are not entirely predictable. We are highly dependent on software development to obtain new customers and maintain those we already have. We may substantially underestimate the time and expense necessary to create the software we sell. Furthermore, competition for skilled software developers may cause our employee costs to rise more rapidly than planned, even in a slowing economy as we are now experiencing.

     Our common stock has been delisted from the Nasdaq National Market and is now regulated as a penny stock which, among other things, restricts the ability of broker-dealers to buy or sell our securities. This restriction may affect the ability of holders to buy or sell our securities in the secondary market and may also effect the price at which such holders can buy or sell our securities. The delisting from Nasdaq may cause our stock to be less attractive to investors and may make it more difficult to raise additional financing in the future.

     Trading in our common stock is thin, and there is a limit to the liquidity of our common stock. The volume of trading in our common stock is limited and may be dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of shares of our common stock or obtain a fair price for our common stock in the market.

     Our shareholder rights plan may permit our board to block a takeover attempt and adversely affect the value of our common stock. Our board of directors adopted a shareholder rights plan, and declared a dividend of an associated right, which are expected to have the effect deterring any takeover of the Company that is not preceded by board approval of the proposed transaction. The existence of such shareholder rights plan may deter potential tender offers for our common stock or other acquisition offers and may have the effect of delaying or preventing a change of control.

     A small number of stockholders hold a significant number of outstanding shares, which will allow them to influence the outcome of matters submitted to stockholders for approval. Our directors and officers own and have the power to vote approximately 14% of our issued and outstanding common stock, including options exercisable within 60 days of October 15, 2004. Two additional shareholders have the power to vote approximately 24% of our issued and outstanding common stock. As a result, these stockholders have substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may also have the effect of delaying or preventing a change in control.

     Our stock price is volatile. In recent months the stock market has experienced significant price and volume fluctuations which have affected the market prices of equity securities of many companies including those providing Internet-related products and services. Some of these fluctuations reflect reaction to world events and appear unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of our stock. Our stock price may change dramatically as the result of various factors, including the following:

•	Manipulation of our stock price by existing or future shareholders,

•	The purchase or sale of a large number of shares by a single shareholder in a short period of time,

•	Announcements by us or competitors concerning technological innovations, new products or procedures developed by us or our competitors,

•	A general lack of trust in the financial markets as a result of accounting scandals or for other reasons, and

•	Economic and other external factors, as well as period-to-period fluctuations in financial results.